Exhibit 99.1

First Phosphate Closes Oversubscribed Private Placement Financing

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Saguenay, Quebec – January 2, 2025 – First Phosphate Corp. (“First Phosphate” or the “Company”) (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is pleased to announce that it has closed its non-brokered private placement financing (the “Offering”), as further described in the Company’s news release dated December 18, 2024.

As part of the Offering, originally announced for gross proceeds of a minimum of $1 million, the Company raised total gross proceeds of $2,695,459. The Company issued 7,448,455 Flow-Through Shares for gross proceeds of $2,606,960 and 252,857 Hard Dollar Units for gross proceeds of $88,500.

“We are happy to have raised funds exclusively from a select group of existing and new investors, none of which is a traditional flow-through fund,” says Company CEO, John Passalaqua.

In connection with the Offering, the Company issued 230,948 Compensation Shares at a price of $0.35 per Compensation Share, and issued 230,948 Compensation Warrants, exercisable at a price of $0.50 per common share of the Company, until December 31, 2025, subject to an Accelerated Expiry Date. All securities issued under the Offering will be subject to a four-month and one day statutory hold period in accordance with applicable securities laws. The Company intends to use the proceeds from the Offering as disclosed in the Company’s press release dated December 18, 2024. Capitalized terms used in this news release and not defined herein have the meanings given to them in the Company’s news release dated December 18, 2024.

Insider Participation

In connection with the closing of the Offering, Larry Zeifman, a director of the Company, purchased a total of 285,714 Flow-Through Shares.

Registered Share Units (RSUs) Grant

The Company also announces that it has approved the grant of 3,100,000 restricted share units of the Company (“RSUs”) to eligible directors, management and staff of the Company as part of year end bonus compensation. The RSUs vest immediately and the terms of the RSUs are in accordance with the Company’s Omnibus Equity Incentive Plan. All securities issued are subject to a hold period of four months plus one day from the date of issuance.

Grant of Shares under Collaboration Agreement with Pekuakamiulnuatsh First Nation

Under the collaboration agreement signed on April 9, 2024, the Company has issued 574,389 shares to Pekuakamiulnuatsh First Nation for the exploration and development expenditures undertaken by the Company on the First Nation’s lands in calendar 2024.

Related Party Transactions

As related parties of the Company received Flow-Through Shares and RSUs in connection with the Offering and the grant of RSUs, the transactions are considered related party transactions for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The participation of the related parties of the Company are exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company is relying on an exemption from the formal valuation requirements of MI 61-101 available because the fair market value of the Flow-Through Shares and RSUs purchased by and issued to the related parties does not exceed 25% of the Company’s market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report related to the transactions more than 21 days before the expected closing of the transactions as required by MI 61-101 but believes that this shorter period is reasonable and necessary in the circumstances as the Company wishes to improve its financial position and to close the Offering in short order for sound business reasons.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Completion of the Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals. There can be no assurance that any further securities will be sold under Offering.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB : FRSPF) (FSE: KD0) is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the Lithium Iron Phosphate (“LFP”) battery industry. First Phosphate is committed to producing at high purity level, in a responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate is owner and developer of the Bégin-Lamarche Property in Saguenay-Lac-St-Jean, Quebec, Canada that consists of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of harmful concentrations of deleterious elements.

For additional information, please contact:

Bennett Kurtz
Chief Financial Officer
bennett@firstphosphate.com
Tel:  +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the Company’s plans for vertical integration into North American supply chains; the terms of the Offering, including, the issuance of any securities, the closing and date of future tranches, and the receipt of all necessary approvals.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company’s public disclosure record including the short form base prospectus dated June 5, 2024, as well as: the receipt of all necessary approvals.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated October 21, 2024 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.